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                               July 5, 2022

       Neal Menashe
       Chief Executive Officer
       Super Group (SGHC) Limited
       Bordeaux Court, Les Echelons
       St. Peter Port, Guernsey, GY1 1AR

                                                        Re: Super Group (SGHC)
Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed June 7, 2022
                                                            File No. 333-263800

       Dear Mr. Menashe:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 11, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed June 7, 2022

       Cover Page

   1. Please refer to the fifth paragraph of the prospectus cover page. Please revise to disclose the potential
profit for all selling securityholders not just the Founder Holders. In this regard, we note
your disclosure on page 20 that based on a closing price of your ordinary shares of
$7.00, the selling securityholders, if they sold all of the shares registered for sale by
this prospectus, would experience a potential profit of up to approximately $3.36
billion in the aggregate.
 Neal Menashe
FirstName   LastNameNeal Menashe
Super Group   (SGHC) Limited
Comapany
July 5, 2022NameSuper Group (SGHC) Limited
July 5,2 2022 Page 2
Page
FirstName LastName
       You may contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 if you
have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Brian Leaf